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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Stream Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__38C Grove St__
(No. and Street)

__Ridgefield__ _____ __CT__ _____ __06877__
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Luciano Nicasio__ _____ __203-431-0330__
                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Solomon and Nislow, P.A.__
(Name – if individual, state last, first, middle name)

__821 North Charles St. Baltimore__ _____ __MD__ _____ __21201__
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Luciano R. Nicasio_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _New Stream Securities, LLC_ , as of _December 31_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
CEO
_____
Title

Lindsay Brightman
Notary Public
State Of Connecticut
My Commission Expires March 31, 2012

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEW STREAM SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE
ACT OF 1934

FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007



NEW STREAM SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

CONTENTS

SOLOMON AND NISLOW, P.A.

MEMBER
AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS

CERTIFIED PUBLIC ACCOUNTANTS
———
BALTIMORE, MARYLAND
(410) 727-2717

MEMBER
MARYLAND ASSOCIATION OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Members
New Stream Securities, LLC
Ridgefield, Connecticut

We have audited the accompanying statements of financial condition of New Stream Securities, LLC as of December 31, 2008 and 2007, and the related statements of operations, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Stream Securities, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11-14 is presented for purposes of additional analysis and is not a required part of the basic

financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solomon and Nisbet, PA.

Baltimore, Maryland
March 30, 2009

New Stream Securities, LLC
Statements of Financial Condition
December 31, 2008 and 2007

Assets

	2008	2007
Current assets		
Cash	$ 24,957	$ 18,223
Prepaid fees	85,000	85,000
Total Current Assets	$ 109,957	$ 103,223
Total Assets	$ 109,957	$ 103,223

Liabilities and Members' Equity

	2008	2007
Current liabilities		
Accounts payable	$ 4,900	$ 5,184
Total current liabilities	4,900	5,184
Members' equity	105,057	98,039
Total liabilities and member's equity	$ 109,957	$ 103,223

See accompanying notes.
5

New Stream Securities, LLC
Statement of Operations and Member's Equity
For the Years Ended
December 31, 2008 and 2007

	2008	2007
Revenues		
Advisory fees	$ −	$ 14,000
Referral fees	−	−
Interest income	−	35,000
Other Income	−	18,082
Gross profit	−	67,082
Expenses		
Bank charges	4	1,087
Business services	−	1,147
Casual labor	−	−
Computer expense	123	921
Consulting expense	5,925	36,000
Dues and subscriptions	5,907	3,111
Entertainment and Meals	5,865	3,001
Insurance	874	16,216
Guaranteed payments	572	−
Other expenses	606	1,417
Professional fees	11,258	9,200
Rent	−	1,800
Supplies and materials	−	2,174
Taxes and licenses	3,766	428
Telephone expense	3,601	4,934
Travel	11,571	6,334
Utilities	−	1,172
Total Operating Expenses	50,072	88,942
Net income(loss)	(50,072)	(21,860)
Members' Equity,		
Beginning	98,039	11,177
Contributed capital	57,090	108,722
Members' Equity,		
end of year	$ 105,057	$ 98,039

New Stream Securities, LLC
Statement of Cash Flows
For the Years Ended
December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income (loss)	$ (50,072)	$ (21,860)
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) Decrease in receivables, net	-	7,420
(Increase) Decrease in prepaid fees	-	(85,000)
(Increase) Decrease in other non-cash assets, net	-	-
Increase (Decrease) in accounts payable	(285)	2,184
Net cash provided by (used in) operating activities	(50,357)	(97,256)
Cash flows from financing activities		
Repayment of debt	-	
Borrowings of long term debt	-	
Net distributions and contributions of capital	57,091	108,722
Net cash provided by (used in) financing activities	57,091	108,722
Net (decrease) increase in cash	6,734	11,466
Cash, beginning of year	18,223	6,757
Cash, end of year	$ 24,957	$ 18,223

New Stream Securities, LLC
Notes to Financial Statements
For the Years Ended December 31, 2008 and 2007

Note 1 - Summary of Significant Accounting Policies

Organization and Background

New Stream Securities, LLC (the "Company") is a broker-dealer whose membership in the National Association of Securities Dealers, Inc. became effective April 17, 2000. The Company assists middle market and development stage companies in raising capital through the private placement of securities.

Cash and Cash equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Government and Other Regulations

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting its operations in accordance with the applicable requirements of these organizations.

Income Taxes

The Company is not subject to income taxes as the income or loss is includable in the tax returns of the members.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Prepaid Fees

During 2007, the Company paid a customer $85,000 in order to maintain the fee structure in a pending fundraising transaction. The investor has funded the equity which the Comapany holds an interest in. The financing will be completed when the credit market stabilizes. These fees are reported as current assets.

Note 3 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2008 and New Stream Securities, LLC, the Partner's "Net Capital" was $20,057 and $13,039, respectively, which exceeded requirements by $15,057 and $8,039, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.00 to 1.

SUPPLEMENTARY INFORMATION

New Stream Securities, LLC
Computation of Net Capital per
Uniform Net Capital Rule 15c3-1
For the years ended December 31, 2008 and 2007

	2008	2007
Credits		
Members' equity	$ 105,057	98,039
Minimum capital requirement - greater of $5,000.00 or 6 2\3% of aggregate indebtedness of $ 3,000	$ 5,000	$ 5,000
Disallowed investment	(85,000)	(85,000)
Excess net capital	$ 15,057	$ 8,039
Ratio of aggregate indebtedness to net capital	0.00 to 1	0.00 to 1

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

New Stream Securities, LLC
Statement on Exemption from the Computation of
Reserve Requirements and Information for Possession
or Control Requirements Under Rule 15c3-3
as of December 31, 2008

In accordance with the exemptive provisions of SEC Rule 15c3-3. specifically exemption k(2)(i), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

SOLOMON AND NISLOW, P.A.

MEMBER
AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS

CERTIFIED PUBLIC ACCOUNTANTS
—
BALTIMORE, MARYLAND
(410) 727-2717

MEMBER
MARYLAND ASSOCIATION OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
New Stream Securities, LLC
Ridgefield, Connecticut

In planning and performing our audit of the financial statements and supplementary information of New Stream Securities, LLC (the Company) for the years ended December 31, 2008, and New Stream Securities, LLC we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles accepted by the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may nor be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Soloman and Nisbet, P.A.

Baltimore, MD
March 30, 2009